EXHIBIT 99.3

 RESPONSE BIOMEDICAL CORP. Report of Voting Results

This report is filed pursuant to Section 11.3 of National Instrument 51-102 and relates to the results of voting at the annual and special general meeting of Response Biomedical Corp. (the “Company”) held on June 22, 2011 (the “Meeting”).

Description of Matter	Outcome of Vote

Ordinary resolution to set the size of the board at eight (8).	Resolution passed by requisite majority. (1)

Ordinary resolution to elect the following directors as proposed in the management information circular for the Meeting:	All nominees were elected for a one year term.(1)
Richard J. Bastiani, Bear, Anthony F. Holler, S. Wayne Kay, Joseph D. Keegan, Clinton H. Severson, Lewis J. Shuster, Peter Thompson and Jonathan Wang

Ordinary resolution to appoint Ernst & Young LLP, Chartered Accountants, as auditors until the next annual general meeting, and to authorize the directors to fix their remuneration.	Resolution passed by requisite majority.(1)

Note: (1) These votes were each conducted by show of hands.

DATED this 22nd day of June, 2011.

RESPONSE BIOMEDICAL CORP.

By:	(signed) Patricia Massitti Patricia Massitti, Sr. Director Administration and Corporate Communications